August 16, 2019

Ms. Allison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. White:

This letter responds to telephonic comments you provided to Mr. Brian Doyle-Wenger on June 27, 2019 relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Quantified Common Ground Fund, Quantified Evolution Plus Fund, Quantified Pattern Recognition Fund, and Quantified Tactical Fixed Income Fund (each a "Fund" and collectively, the "Funds"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to or concurrently with this letter.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement.

General

Comment 1. Please update each Fund’s Ticker, Edgar Series, and Class Identification Information.

Response. The Registrant has made or will make the requested updates, prior to commencement of operations.

Comment 2. On page 26, please reconcile the adviser’s management fee with the amount listed in the each Fund’s fee table.

Response. The Registrant has corrected the typographical error on page 26.

Parker.Bridgeport@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3238

Quantified Tactical Fixed Income Fund

Fee Table

Comment 3. Please confirm that expenses relating to short sales i.e. dividends paid on stocks sold short are included in the Other Expenses category of the fee table.

Response. The Registrant so confirms.

Principal Investment Strategies

Comment 4. Please consider removing the following disclosure "The Subadviser selects investments for the Fund and provides trade placement for fixed income instruments" from the Fund’s Principal Investment Strategies.

Response. Upon review, the Registrant believes that removing the disclosure would make subsequent disclosures regarding the Adviser’s trading role difficult for shareholders to understand because of lack of context.

Comment 5. Please disclose, after first use, that high yield debt instruments are commonly referred to as junk bonds.

Response. The Registrant has made the requested revision.

Comment 6. If the Fund includes derivatives in its 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, (the "1940 Act"), are such investments valued on a mark-to-market or notional value basis.

Response. The Registrant confirms that derivatives may be included in the Fund’s 80% investment policy. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a "35d-1 Policy"), the Fund may account for a derivative position by reference to its mark-to-market value or notional value. Prior SEC guidance indicates that the Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., "Final Rule: Investment Company Names," Rel. No. IC-24828 (Jan. 17, 2001) at n. 13 (stating that in “…appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”) The Registrant believes that using notional amount provides the truest measure of exposure to an asset class. For example, an S&P 500 fund could hold all 500 stocks in appropriate amounts so that the fund would be expected to track the S&P 500 index. This portfolio configuration (configuration #1) would be consistent with Rule 35d-1. In the alternative, an S&P 500 fund could hold cash and an appropriate notional amount of S&P 500 futures. At the outset, the mark-to-market value of the futures would be zero. This portfolio configuration (configuration #2) would be inconsistent with Rule 35d-1 if a mark-to-market approach is used. However, if a notional value approach is used, this portfolio configuration #2 would be consistent with Rule 35d-1. That is, both the stock portfolio approach and the futures approach would produce returns that would be expected to track the S&P 500 index. For these reasons, the Registrant believes that a notional value approach provides the truest measure of conformity with the principles of Rule 35d-1.

Comment 7. Please disclose whether the Fund will invest in unaffiliated or affiliated exchange-traded funds ("ETFs") and mutual funds.

Response. The Registrant has revised disclosure to state that the Fund will invest in unaffiliated ETFs and mutual funds.

Comment 8. Please disclose the extent of the Funds investment in leveraged ETFs. Please disclose whether the Fund will invest more than 25% in leveraged ETFs or inverse ETFs at any time. Please disclose how often the Fund will rebalance its leveraged ETF or inverse ETF positions. If the Fund does not rebalance on a daily basis, please provide a justification and disclose the risks associated with holding positions for longer than one day.

Response. The Registrant has clarified disclosures to note that the Fund may invest in leveraged ETFs and inverse ETFs without restriction. The Registrant has amended risk disclosures to identify risks associated with holding positions for longer than one day. As to frequency of rebalancing, the Registrant believes this is within the investment judgement purview of the Subadviser and that the Fund could not describe a set policy without the potential to mislead shareholders.

Comment 9. Please explain the meaning of the following disclosure "The Subadviser seeks interest income … as well as utilizing short exposure to US government debt".

Response. The Registrant has revised disclosures to read as follows. “The Subadviser seeks interest income from debt instruments. Additionally, the Subadviser ~~and~~ seeks capital gains by changing asset allocations between long position in US government debt and high-yield debt as well as by utilizing short position exposure to US government debt.”

Comment 10. On Page 18, please revise the Registrant's discussion of investment models in plain-English.

Response. Upon review, the Registrant notes that because the investment models are proprietary and based on complex mathematics, it believes the disclosures are presented at a feasible level of plain-English. Additionally, the Registrant notes that describing the models in further detail might tend to reveal the proprietary dimensions of the models to the detriment of the Subadviser.

Comment 11. On Page 19, please explain what the Registrant means when it refers to yearly walk forward analysis.

Response. The Registrant has revised the disclosures to read as follows. “The momentum sub-strategy uses a yearly walk-forward analysis (yearly re-optimization of the parameters used in the methodology) to determine the optimal momentum method to trade high-yield debt. Walk-forward analysis is the process of optimizing a trading system using a limited in-sample data set and then testing the results on out-of-sample data.”

Principal Investment Risks

Comment 12. Please identify and disclose the risks associated with the Fund that are not traditionally associated with most mutual funds.

Response. The Registrant has removed references to "risks associated with the Fund that are not traditionally associated with most mutual funds."

Comment 13. Please revise the presentation of the Fund's principal risks in order of prominence rather than providing risks in alphabetical order. See, https://www.sec.gov/news/speech/speech-blass-102518.

Response. The Registrant notes it has presented the “Subadviser's Investment Strategy Risk” as the first risk as it believes this is the most prominent risk, but does not believe it can meaningfully predict the importance of other risks. Consequently, the Registrant believes that the present alphabetical listing of the remaining risks is most informative to shareholders.

Comment 14. In Counterparty Risk, please consider moving the Fund's disclosure regarding swap agreements to the Principal Investment Strategies section.

Response. Upon review, the Registrant does not believe that counterparty risks will further illuminate swap-related disclosures in the Principal Investment Strategies section.

Comment 15. In Derivatives Risk, please disclose whether the Fund will invest in other types of derivatives in addition to futures and swaps.

Response. The Registrant has amended Derivatives Risk to make clearer that futures and swaps are the principal investment strategy derivatives.

Comment 16. In Lower Quality Debt Securities Risk, please whether there are any limitations on the amount the Fund will invest in below investment grade debt instruments and please add any limitation disclosure to the Fund's Principal Investment Strategies section.

Response. The Registrant notes that the principal investment strategy section presently discloses a lack of restriction.

Comment 17. In Shorting Inverse Risk, please consider moving the following disclosure "Short (inverse) positions are designed …" to the Principal Investment Strategies section.

Response. The Registrant has included disclosure to explain that short and inverse positions are designed to profit from a decline in the price of particular securities, investments in securities or indices in Principal Investment Strategies section.

Quantified Evolution Plus Fund

Comment 18. Please consider removing the following disclosure "The Subadviser selects investments for the Fund and provides trade placement for fixed income instruments" from the Fund's Principal Investment Strategies.

Response. Upon review, the Registrant believes that removing the disclosure would make subsequent disclosures regarding the Adviser’s trading role difficult for shareholders to understand because of lack of context.

Comment 19. Please disclose whether the Fund will invest in unaffiliated or affiliated ETFs and mutual funds.

Response. The Registrant has revised disclosure to state that the Fund will invest in unaffiliated ETFs and mutual funds.

Comment 20. Please revise the presentation of the Fund's principal risks in order of prominence rather than providing risks in alphabetical order. See, https://www.sec.gov/news/speech/speech-blass-102518.

Response. The Registrant notes it has presented the “Subadviser's Investment Strategy Risk” as the first risk as it believes this is the most prominent risk, but does not believe it can meaningfully predict the importance of other risks. Consequently, the Registrant believes that the present alphabetical listing of the remaining risks is most informative to shareholders.

Comment 21. In Counterparty Risk, please consider moving the Fund's disclosure regarding swap agreements to the Principal Investment Strategies section.

Response. Upon review, the Registrant does not believe that counterparty risks will further illuminate swap-related disclosures in the Principal Investment Strategies section.

Comment 22. In Derivatives Risk, please disclose whether the Fund will invest in other types of derivatives in addition to futures and swaps.

Response. The Registrant has amended Derivatives Risk to make clearer that futures and swaps are the principal investment strategy derivatives.

Comment 23. In Lower Quality Debt Securities Risk, please whether there are any limitations on the amount the Fund will invest in below investment grade debt instruments and please add any limitation disclosure to the Fund's Principal Investment Strategies section.

Response. The Registrant has amended disclosures to note that the fund invests without limit on the allocation to asset classes that compose the Fund’s principal investment strategy.

Comment 24. Please disclose how the Fund will maintain its RIC status if the Fund invests directly in gold or commodities. Please add the appropriate risk disclosure in the event the Fund loses its RIC status. Please explain how the Fund will gain commodities exposure whether through a wholly-owned subsidiary or special purpose vehicle.

Response. The Fund will maintain its RIC status by managing the allocation of assets to and income received from commodity-related instruments such that the Fund will remain within the limits of Subchapter M so that it will maintain RIC status. Upon review of this policy, the Registrant does not believe RIC-related risk disclosures on this point will be illuminating to shareholders. The Registrant has revised disclosures to identify commodity related instruments. Additionally, Fund management is presently reviewing the merits of forming a Cayman Island-based wholly-owned subsidiary. If the Fund adds such a subsidiary, it will file a registration amendment pursuant to Rule 485(a).

Comment 25. Please disclose how much the Fund's Subadviser will invest in equities, commodities, or gold.

Response. The Registrant has revised disclosures to note the Fund invests without restriction as to allocations.

Comment 26. Please disclose the extent of the Fund's investment in leveraged ETFs. Please disclose whether the Fund will invest more than 25% in leveraged ETFs or inverse ETFs at any time. Please disclose how often the Fund will rebalance its leveraged ETF or inverse ETF positions. If the Fund does not rebalance on a daily basis, please provide a justification and disclose the risks associated with holding positions for longer than one day.

Response. The Registrant has clarified disclosures to note that the Fund may invest in leveraged ETFs and inverse ETFs without restriction. The Registrant has amended risk disclosures to identify risks associated with holding positions for longer than one day. As to frequency of rebalancing, the Registrant believes this is within the investment judgement purview of the Subadviser and that the Fund could not describe a set policy without the potential to mislead shareholders.

Comment 27. In Commodities Risk, please clarify how the Fund will invest in commodities and explain how the Fund defines a commodity related business.

Response. Please refer to the response to comment 24.

Comment 28. Please revise the Fund's Principal Investment Strategies to disclose that the Fund will invest in depositary receipts.

Response. The Registrant revised Principal Investment Strategies disclosures to identify depositary receipts.

Quantified Common Ground Fund

Principal Investment Strategies

Comment 29. Please consider removing the following disclosure "The Subadviser selects investments for the Fund and provides trade placement for fixed income instruments" from the Fund's Principal Investment Strategies.

Response. Upon review, the Registrant believes that removing the disclosure would make subsequent disclosures regarding the Adviser’s trading role difficult for shareholders to understand because of lack of context.

Comment 30. Please disclose whether the Fund will invest in unaffiliated or affiliated ETFs and mutual funds.

Response. The Registrant has revised disclosure to state that the Fund will invest in unaffiliated ETFs and mutual funds.

Comment 31. Please revise the Fund's strategy disclosures to state how the Subadviser will allocate assets between equity and debt.

Response. The Registrant has revised disclosures to identify the allocation method when choosing between debt and equity.

Comment 32. Please explain the following disclosure " This methodology may result in as much as a 100% hedged position or a 200% beta exposure…" in plain-English.

Response. Upon review, the Registrant does not believe it can further clarify the hedged position disclosures, but has added a plain English definition of beta.

Comment 33. Please disclose how the Fund's Subadviser allocates assets between mutual funds, ETFs, leveraged mutual funds, futures, and swaps.

Response. Upon review, the Registrant believes the Subadviser’s asset allocation ranking methodology is presently disclosed.

Comment 34. Please explain the following disclosure "When the Subadviser believes market conditions…produce exposure to the stock market equivalent up to 200% of fund assets." in plain-English.

Response. The Registrant has amended disclosures in include “200% exposure means the Subadvisor seeks to earn $2 for every $1 in overall stock market profit.”

Principal Investment Risks

Comment 35. Please identify and disclose the risks associated with the Fund that are not traditionally associated with most mutual funds.

Response. The Registrant has removed references to "risks associated with the Fund that are not traditionally associated with most mutual funds."

Comment 36. Please revise the presentation of the Fund's principal risks in order of prominence rather than providing risks in alphabetical order. See, https://www.sec.gov/news/speech/speech-blass-102518.

Response. The Registrant notes it has presented the “Subadviser's Investment Strategy Risk” as the first risk as it believes this is the most prominent risk, but does not believe it can meaningfully predict the importance of other risks. Consequently, the Registrant believes that the present alphabetical listing of the remaining risks is most informative to shareholders.

Comment 37. In Counterparty Risk, please consider moving the Fund's disclosure regarding swap agreements to the Principal Investment Strategies section.

Response. Upon review, the Registrant does not believe that counterparty risks will further illuminate swap-related disclosures in the Principal Investment Strategies section.

Comment 38. In Derivatives Risk, please disclose whether the Fund will invest in other types of derivatives in addition to futures and swaps.

Response. The Registrant has amended Derivatives Risk to make clearer that futures and swaps are the principal investment strategy derivatives.

Comment 39. In Lower Quality Debt Securities Risk, please whether there are any limitations on the amount the Fund will invest in below investment grade debt instruments and please add any limitation disclosure to the Fund's Principal Investment Strategies section.

Response. The Registrant has amended disclosures to note that the fund invests without limit on the allocation to asset classes that compose the Fund’s principal investment strategy.

Comment 40. In Small and Mid-Capitalization Companies Risk, please explain how the Fund defines small and mid-capitalization companies.

Response. The Registrant notes that a definition of Small and Mid-Capitalization Companies is presently included.

Comment 41. Please explain the following disclosure "When the Subadviser believes market conditions…produce exposure to the stock market equivalent up to 200% of fund assets." in plain-English.

Response. Upon review, the Registrant does not believe it can further clarify the leveraging strategies that produce 200% exposure.

Quantified Pattern Recognition Fund

Fee Table

Comment 42. Please confirm that expenses relating to short sales i.e. dividends paid on stocks sold short are included in the Other Expenses category of the fee table.

Response. The Registrant so confirms.

Principal Investment Strategies

Comment 43. Please consider removing the following disclosure "The Subadviser selects investments for the Fund and provides trade placement for fixed income instruments" from the Fund's Principal Investment Strategies.

Response. Upon review, the Registrant believes that removing the disclosure would make subsequent disclosures regarding the Adviser’s trading role difficult for shareholders to understand because of lack of context.

Comment 44. Please disclose whether the Fund will invest in unaffiliated or affiliated ETFs and mutual funds.

Response. The Registrant has revised disclosure to state that the Fund will invest in unaffiliated ETFs and mutual funds.

Principal Investment Risk

Comment 45. Please revise the presentation of the Fund's principal risks in order of prominence rather than providing risks in alphabetical order. See, https://www.sec.gov/news/speech/speech-blass-102518.

Response. The Registrant notes it has presented the “Subadviser's Investment Strategy Risk” as the first risk as it believes this is the most prominent risk, but does not believe it can meaningfully predict the importance of other risks. Consequently, the Registrant believes that the present alphabetical listing of the remaining risks is most informative to shareholders.

Comment 46. In Counterparty Risk, please consider moving the Fund's disclosure regarding swap agreements to the Principal Investment Strategies section.

Response. Upon review, the Registrant does not believe that counterparty risks will further illuminate swap-related disclosures in the Principal Investment Strategies section.

Comment 47. In Derivatives Risk, please disclose whether the Fund will invest in other types of derivatives in addition to futures and swaps.

Response. The Registrant has amended Derivatives Risk to make clearer that futures and swaps are the principal investment strategy derivatives.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Parker Bridgeport

Parker Bridgeport